

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003183

January 31, 2005

Marla S. Persky
Acting General Counsel
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2005

Re: Baxter International Inc.
Incoming letter dated December 23, 2004

Dear Ms. Persky:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Baxter International by Charles Miller. We also have received a letter on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Marla S. Persky
Acting General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

847-948-3440
Fax: 847-948-2450
marla_s_persky@baxter.com



December 23, 2004

via Hand Delivery

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Baxter International Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am Acting General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). I am writing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by Charles Miller, with John Chevedden as proxy (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter, (ii) a letter dated October 15, 2004 from the Proponent to the Company, with the Proposal attached thereto, and (iii) an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's Delaware counsel with respect to this matter (the "Delaware Counsel Opinion") in support of the Company's position. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposal

The Proposal contains a resolution seeking to amend the Company's Bylaws, as amended, to require that each director be elected annually. The specific text of the resolution set forth in the Proposal is as follows:

> "RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually."

This resolution is followed by the Proponent's timetable for implementing the Proposal as well as the statement in support of the resolution. The full text of the Proposal is set forth in the Proponent's letter attached hereto.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Company's Proxy Materials because: (i) pursuant to Rule 14a-8(i)(2), implementation of the Proposal would cause the Company to violate state law, (ii) pursuant to Rule 14a-8(i)(6), the Company is unable to implement the Proposal and (iii) pursuant to Rule 14a-8(i)(8), the Proposal relates to an election of the Company's directors.

II. Bases for Excluding the Proposal

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation Would Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the Delaware Counsel Opinion, the Company believes that the Proposal would, if implemented, cause the Company to violate Section 109(b) of the Delaware General Corporation Law (the "DGCL").

Under Section 109(b) of the DGCL, a bylaw that is inconsistent either with law or with a company's certificate of incorporation is invalid. Delaware courts have plainly stated that "[i]t is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter. Section 109(b) of the corporation law codifies this basic proposition." Phillips v. Insituform of North America, Inc., Civ. A. No. 9173, 1987 Del. Ch. WL 16285, at *9 (Del. Ch. Aug. 27, 1987). As the Delaware Counsel Opinion makes clear, Delaware courts have repeatedly upheld this basic proposition and have invalidated bylaws that are inconsistent with a company's charter as violative of Section 109(b) of the DGCL. See Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991); Centaur Partners v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990); Prickett v. American Steel and Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929).

The Proposal requests that the Company "take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually." The bylaw amendment contemplated by the Proposal would directly conflict with the Certificate of Incorporation. Specifically, Article SIXTH of the Certificate of Incorporation states:

> "The board of directors shall be divided into three classes. The term of office for one class of directors will expire each year at the annual meeting of stockholders, or thereafter in each case until the directors' respective successors are elected and qualified. The directors chosen to succeed those whose terms are expiring shall be identified as being of the same class as the directors whom they succeed and shall be elected for a term expiring at the third succeeding annual meeting of stockholders or thereafter in each case until their respective successors are elected and qualified, subject to death, resignation, retirement or removal from office."

Article SIXTH articulates a classified board with each class of directors serving three-year terms. The Proposal would, therefore, directly conflict with the Certificate of Incorporation by "requiring each director to be elected annually" through the adoption and implementation of a bylaw amendment. As a result, the Proposal, if implemented, would contradict the Company's Certificate of Incorporation and cause the Company to violate Section 109(b) of the DGCL.

Although the Proposal is precatory in that it "requests" that the Company adopt the proposed bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See Pennzoil Corporation (March 22, 1993); Badger Paper Mills, Inc. (March 15, 2000). The Staff has consistently permitted companies to exclude precatory shareholder proposals pursuant to Rule 14a-8(i)(2) when implementation of the proposal would cause the company to violate state corporation statutes. See TRW Inc. (March 6, 2000) (proposal requesting that each director be elected annually excludable under Rule 14a-8(i)(2) because provision in proposal would cause the company to violate state law); see also Wisconsin Energy Corp. (February 28, 2003); Gillette Co. (March 10, 2003); Avondale Industries, Inc. (February 28, 1995).

In Avondale Industries, the Staff addressed a similar situation, in which the company requested no-action relief to exclude a board declassification shareholder proposal under then Rule 14a-8(c)(2), the predecessor to Rule 14a-8(i)(2). The company explained that the proposed bylaw amendment to require the annual election of directors would cause the company to violate Section 28B of the Louisiana Business Corporation Law, which provided, in part, that "[t]he bylaws may contain any provision … not inconsistent with law or the articles." Because the company's articles of incorporation established a classified board, the proposal to amend the company's bylaws to provide for a declassified board, if implemented, would be inconsistent with the company's articles and would therefore violate Section 28B of the Louisiana Business Corporation Law.

Recognizing that the proposal would violate Louisiana law if implemented, the Staff granted no-action relief and did not permit the proponent to revise his proposal. The Staff stated in its letter to the company:

> "It appears to the staff that the implementation of either or both of these proposals would cause the Company to violate Louisiana Business Corporation Law. If implemented, it appears that the Company's by-laws would contain provisions that were inconsistent with the Company's articles of incorporation. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposals from its proxy materials in reliance on Rule 14a-8(c)(2)."

We note that Section 109(b) of the DGCL is substantially similar to Section 28B of the Louisiana Business Corporation Law. The Company believes that the bylaw amendment contemplated by the Proposal would likewise be inconsistent with the Company's Certificate of Incorporation. For these reasons, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes the Proposal may properly be omitted pursuant to Rule 14a-8(i)(2). This conclusion and the discussion of Delaware law are supported by the Delaware Counsel Opinion attached hereto.

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because, as discussed in Section A above, if the Company were to adopt the proposed bylaw in the manner described in the Proposal, the proposed bylaw would be invalid under Delaware law. The Company is, therefore, without the power or authority to implement the Proposal.

In addition, the Proponent's apparent objective could be achieved only through an amendment to Article SIXTH of the Company's Certificate of Incorporation. However, Section 242 of the DGCL requires the Company to obtain shareholder approval before amending the Certificate of Incorporation. Since the Company cannot guarantee that shareholders would approve any such amendment, the Company believes the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareholders would take such action. See, e.g., H.J. Heinz Co. (June 14, 2004) (proposal urging the board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); AT&T Corp. (March 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); General Electric Co. (February 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)); Putnam High Income Bond Fund (April 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); PG&E Corporation (January 22, 2001) (proposal recommending a bylaw amendment requiring that directors on key committees meet certain criteria was beyond company's power to implement because company could not control who shareholders elected); The Southern Co. (February 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Because the Company similarly cannot guarantee that shareholders would approve any such amendment to its Certificate of Incorporation, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(8) Because It Relates to an Election of Directors.

Rule 14a-8(i)(8) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal relates to an election for membership on the company's board of directors." The Proposal is properly excludable under Rule 14a-8(i)(8) because it would abrogate the terms of certain of the Company's directors prior to the expiration of the terms to which they were duly elected. Moreover, the Proposal fails to include language indicating that, if implemented, the Proposal will not disqualify directors previously elected from completing their terms on the board.

On the contrary, the Proponent expressly "hopes" that the Proposal will be "implemented promptly with each director elected to a one-year term starting in 2006" (emphasis added), and therefore ignores the consequence that duly elected directors will be disqualified from completing their terms on the board. The proposed method of implementation would have the effect, therefore, of truncating the terms of certain directors without cause. In this respect, the Proposal apparently constitutes a request to bar the present directors whose terms expire subsequent to 2005 from completing their terms on the board. The Company does not have the power or authority to remove directors without cause in this manner. Because the Proposal relates to an election of the Company's directors, the Company believes the Proposal may properly be omitted pursuant to Rule 14a-8(i)(8).

The Staff has consistently concurred that board declassification proposals that, if implemented, would prevent current directors from completing their present terms are properly excludable, unless modified by the Proponent. See Conseco, Inc. (April 5, 2002); The Boeing Co. (February 6, 2002); DT Industries, Inc. (September 4, 2001); Alpha Industries, Inc. (July 29, 1987) (declassification proposal properly excludable unless proposal amended to provide that it would not "affect the directors who have been elected for terms which do not expire until sometime in the future").

We recognize that the Staff frequently permits proponents to cure this particular defect by submitting a revised proposal, which indicates that the proposal, if implemented, will not affect the unexpired terms of directors elected to the board at or prior to an upcoming annual meeting. However, in this case, we specifically request that the Staff concur that the Company may exclude the Proposal on this basis without affording the Proponent an opportunity to submit a revised Proposal. Our basis for this request is the fact that from a series of no-action letters relating to proposals submitted by this Proponent, the Proponent is well aware that his board declassification proposals must include language that protects directors with unexpired terms. See The Boeing Co. (February 26, 2003); The Boeing Co. (February 6, 2002); Raytheon Co. (March 9, 1999); The Boeing Co. (February 23, 1999); TRW, Inc. (February 11, 1999). Yet, notwithstanding this fact, the Proponent has repeatedly failed to submit board declassification proposals with the required language. Indeed, the Proponent has specifically requested, and presumably intends, that the board "promptly" commence implementation of the Proposal in 2006, which would necessarily result in the disqualification of certain directors whose terms expire in subsequent years. Given (i) the Staff's repeated instruction to the Proponent that shareholder proposals relating to the election of directors are excludable unless revised to protect the unexpired terms of directors and (ii) the Proponent's express wish, notwithstanding the foregoing, that the Company implement the Proposal in 2006, we request that the Staff concur that the Company may omit the Proposal from its Proxy Materials without affording the Proponent an opportunity to submit a revised Proposal.

III. Conclusion

For the reasons set forth above and based on the authorities cited herein, we respectfully request that the Staff concur with the Company's view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-3440.

Thank you for your prompt attention to this matter.

Very truly yours,



Marla S. Persky

cc: John Chevedden

Enclosures

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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December 23, 2004

Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

RE: Stockholder Proposal Submitted by Charles Miller

Ladies and Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to Baxter International Inc., a Delaware corporation (the "Company"), by Charles Miller, with John Chevedden as proxy (the "Proponent"), would, if implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL").

We have reviewed copies of the Proponent's letter to the Company, dated October 15, 2004, and the Proposal and supporting statement which accompanied such letter. We also have reviewed a copy of the Company's Restated Certificate of Incorporation, as currently in effect (the "Certificate of Incorporation"), and such other documents as we deemed necessary or appropriate as a basis for the opinion expressed herein. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such copies.

I. The Proposal

The Proponent has submitted to the Company a Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which specifically relates to the annual election of the Company's Board of Directors. The text of the Proposal is as follows:

> "RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually."

The Proposal was accompanied by a statement of the Proponent in support thereof (the "Supporting Statement"). Copies of the Proposal and the Supporting Statement are attached as Exhibit A.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any other jurisdiction.

II. Analysis of Invalidity of the Proposal

In our opinion, the Proposal, if implemented, would cause the Company to violate Delaware law, specifically Section 109(b) of the DGCL, because the proposed bylaw provision requiring the annual election of directors would be in direct conflict with the Certificate of Incorporation establishing a classified board of directors.

Section 109 of the DGCL addresses the adoption and amendment of corporate bylaws. Paragraph (b), in particular, governs the content of bylaws and states:

> "The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees."

8 Del. C. § 109(b) (2004) (emphasis added). Thus, a bylaw that is inconsistent either with law or with the Certificate of Incorporation is invalid under Delaware law. Delaware courts have consistently upheld this basic proposition. Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) (determining that the bylaw provision "violates Delaware law only because it is contrary to the Certificate [of Incorporation]"); see also Centaur Partners v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990) (holding that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity'"); Prickett v. American Steel and Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969) (finding that a by-law provision in conflict with the charter "is therefore void"); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960) (stating that "a by-law which is in conflict with a provision in a certificate of incorporation is invalid"); Gaskill v.

Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929) (holding that "[t]he by-laws must succumb to the superior authority of the charter").

The cases interpreting the meaning of "inconsistent" as used in Section 109(b) of the DGCL hold that a bylaw will be deemed inconsistent with a provision in the certificate of incorporation if it is inconsistent with the corporate governance scheme established by the charter, irrespective of whether the bylaw is literally inconsistent with the letter of the certificate of incorporation. See Oberly, 592 A.2d at 458 ("[W]e find that the bylaw amendment in question is inconsistent with the overall structure of the [corporation] and with the specific requirements of Article EIGHTH, Section 1."); Phillips v. Insituform of North America, Inc., Civ. A. No. 9173, 1987 Del. Ch. WL 16285, at *9 (Del. Ch. Aug. 27, 1987) ("It is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter. Section 109(b) of the corporation law codifies this basic proposition.").

In Essential Enterprises v. Automatic Steel Products, Inc., the company's bylaws provided for removal of any director, with or without cause, at any time by the affirmative vote of a majority of the shares. The charter, however, provided that directors should hold office for a term of three years or until death or resignation. Plaintiffs argued that the charter and the bylaws were not in conflict insofar as the charter simply "set maximum limits on the terms of the directors," and permitted the company to adopt a bylaw to remove directors without cause. Essential Enterprises, 159 A.2d at 290. Recognizing the fundamental principle that "a by-law which is in conflict with a provision in a certificate of incorporation is invalid," the court held that the removal of directors pursuant to the bylaws was therefore invalid. Id. at 289, 291. In reaching its opinion, the Court reasoned:

> "The by-law here involved, at least as to its removal without cause provision, is inconsistent with the provision of the certificate calling for staggered three year terms for its directors ... because it would permit the removal of directors without cause in a manner which would frustrate the plan and purpose behind the provision for staggered terms and because it is incompatible with the pertinent language of the statute and the certificate."

Id. at 291.

Delaware courts have further held that when a bylaw provision is adopted, but the company's charter has not been amended to reflect the change, then the bylaw is "therefore void." Prickett v. American Steel and Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969). In Prickett, the company's charter provided for staggered boards and three-year terms. The company subsequently adopted a bylaw provision that provided for annual elections and one-year terms. Because the company failed to amend its charter to reflect the new bylaw provision, the bylaw was found to be inconsistent with the company's charter and the bylaw provision deemed void.

The Proposal requests the Board to take the necessary steps to "adopt and implement a bylaw requiring each director to be elected annually." The proposed bylaw must therefore comply with Section 109 of the DGCL. Under Section 109(b), the proposed bylaw requiring the annual election of directors, if adopted, would be inconsistent with the Certificate of Incorporation providing for a classified board with three-year terms. Specifically, Article SIXTH of the Certificate of Incorporation states:

> "The board of directors shall be divided into three classes. The term of office for one class of directors will expire each year at the annual meeting of stockholders, or thereafter in each case until the directors' respective successors are elected and qualified. The directors chosen to succeed those whose terms are expiring shall be identified as being of the same class as the directors whom they succeed and shall be elected for a term expiring at the third succeeding annual meeting of stockholders or thereafter in each case until their respective successors are elected and qualified, subject to death, resignation, retirement or removal from office."

Therefore, the Proposal, if implemented, would be fundamentally in conflict with Article SIXTH of the Certificate of Incorporation. As the Delaware Court reasoned in Essential Enterprises, the proposed bylaw would be wholly incompatible with the Certificate of Incorporation and would "frustrate the plan and purpose behind the provision of staggered terms." Essential Enterprises, 159 A.2d at 291. Consequently, any bylaw adopted pursuant to the Proposal would, in our opinion, be invalid under Section 109(b) of the DGCL.

The Securities and Exchange Commission addressed a similar situation in Avondale Industries, Inc. (February 28, 1995), in which the company requested no-action relief to exclude a similar shareholder proposal under then Rule 14a-8(c)(2), the predecessor to Rule 14a-8(i)(2). The company noted that the proposed bylaw amendment to require the annual election of directors would cause the company to violate Section 28B of the Louisiana Business Corporation Law, which provided, in part, that "[t]he bylaws may contain any provision ... not inconsistent with law or the articles." Because the company's articles of incorporation established a classified board, the proposal to amend the company's bylaws to provide for a declassified board, if implemented, would be inconsistent with the company's articles and would therefore result in the violation of Section 28B of the Louisiana Business Corporation Law. In granting no-action relief, the SEC concurred that the proposal would, if implemented, violate Louisiana law. The SEC noted in its letter to the company:

> "It appears to the staff that the implementation of either or both of these proposals would cause the Company to violate Louisiana Business Corporation Law. If implemented, it appears that the Company's by-laws would contain provisions that were inconsistent with the Company's articles of incorporation. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposals from its proxy materials in reliance on Rule 14a-8(c)(2)."

We note that Section 109(b) of the DGCL is substantially similar to Section 28B of the Louisiana Business Corporation Law and believe that the bylaw amendment contemplated by the Proposal would likewise be inconsistent with the Certificate of Incorporation and therefore cause the Company to violate Delaware law.

III. Conclusion

Based upon and subject to the foregoing, it is our opinion that the proposed bylaw requiring each director to be elected annually, as contemplated by the Proposal, is inconsistent with Article SIXTH of the Certificate of Incorporation and therefore would, if implemented, violate the requirements of Section 109(b) of the DGCL.

This letter is furnished only to you and is solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose without our express prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

528034

Credit Linked Notes

Tab	Document
A.	Lehman Brothers
1.	Lehman Brothers – Letter to Heather Maples, Dated December 11, 2003 (from Simpson Thacher & Bartlett LLP).
2.	Lehman Brothers – Letter to Carol McGee dated December 2, 2004 (From Cadwalader, Wickersham & Taft)
3.	Lehman Brothers Holdings, Inc. Draft Prospectus Supplement
B.	Merrill Lynch
1.	Merrill Lynch & Co, Inc. Draft Prospectus Supplement – Notes linked to the risk of 125 North American Investment Grade Issuers
2.	Merrill Lynch & Co., Inc. Draft Prospectus Supplement – Notes linked to the credit of Sprint Corporation
3.	Presentation notes regarding default swaps and credit linked notes (September 2004 presentation to the SEC)
4.	Executive Summary – BBA Credit Derivatives Report 2001/2002
5.	CDS Indexco and Dow Jones TRAC-X To Combine Indices
6.	*Default& Recovery Rates of Corporate Bond Issuers: A Statistical Review of Moody's Ratings Performance, 1920-20* dated January 2004
7.	Fitch Ratings Global Derivatives *CDS Market Liquidity: Show Me the Money*
8.	*Research: S&PCORRECT: Demystifying Banks' Use of Credit Derivatives,* December 9, 2003
C.	Morgan Stanley – Talking Points for credit linked notes
D.	UBS
1.	UBS Draft Prospectus Supplement for Bond-Linked Notes
2.	UBS Draft Prospectus Supplement for Medium-Term Notes, Series A
3.	UBS Draft Prospectus Supplement for Debt Securities & Warrants
4.	UBS Draft Prospectus Supplement for Fixed Rate Credit Linked Notes
E.	*Wagging the Dog* – Article by Savita Iyer dated November 15, 2004

EXHIBIT A

Charles Miller
23 Park Circle
Great Neck, NY 11024

Mr. Robert L. Parkinson
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield IL 60015

Dear Mr. Parkinson,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Charles Miller   Oct. 15, 2004

cc: Jan Stern Reed, Corporate Secretary
PH: 847 948-2000
FX: 847 948-3948

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

Strong Investor Concern

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – as this proposal topic did at our company in 2000 and 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- Thomas Stallkamp, our Lead Director, is designated a problem director The Corporate Library, an independent investment research firm in Portland, Maine due to his involvement with the Kmart board. Kmart filed for Chapter 11 protection under the US Bankruptcy Code in January, 2002.
- 2003 CEO pay was reported as nearly $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- Directors failed to commit to adoption of this proposal topic in 2000 and 2001 after 2-consecutive 60% majority shareholder votes – accountability concern.
- Thus shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- Four directors were allowed to hold 4 or 5 director seats each – over-extension concern.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Baxter International Inc. (BAX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Annual Election of Each Director
Proponent: Charles Miller

Ladies and Gentlemen:

The company argument is incomplete by failing to address the company's power to set in motion and to complete the amendment of its certificate of incorporation to accommodate annual election of each director. There is no argument in the company no action request challenging that amending its certificate of incorporation and bylaws can proceed as parallel activities.

The company argument is ambiguous or incomplete in not addressing and analyzing all the powers available to the board to modify its Certificate of Incorporation in accordance with the rule 14a-8 proposal.

Furthermore the company does not address the great persuasive power the company has by recommending shareholders approve a company ballot item. The topic of this proposal, annual election of each director, receives high levels of support from shareholders. For instance this topic won 89% of the yes and no votes at the Electronic Data Systems (EDS) 2004 annual meeting.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

This proposal does not require that the company immediately transition to a completely destaggered board. However there are examples of other companies attempting to do so. For instance, Honeywell International (HON) is taking initial steps so that "all directors will stand for election at the Company's 2006 annual meeting irrespective of any continuing staggered terms."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Charles Miller
Marla Persky

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

Strong Investor Concern

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – as this proposal topic did at our company in 2000 and 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- Thomas Stallkamp, our Lead Director, is designated a problem director The Corporate Library, an independent investment research firm in Portland, Maine due to his involvement with the Kmart board. Kmart filed for Chapter 11 protection under the US Bankruptcy Code in January, 2002.
- 2003 CEO pay was reported as nearly $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- Directors failed to commit to adoption of this proposal topic in 2000 and 2001 after 2-consecutive 60% majority shareholder votes – accountability concern.
- Thus shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- Four directors were allowed to hold 4 or 5 director seats each – over-extension concern.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baxter International Inc.
Incoming letter dated December 23, 2004

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring the annual election of directors.

We are unable to concur in your view that Baxter International may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Baxter International may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Baxter International may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Baxter International may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Baxter International may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Baxter International may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor